October 8, 2024

Albert Wong
Chief Executive Officer
Eastern International Ltd.
Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
Chuanhua Smart CenterScience and Technology City Block
Xiaoshan Economic and Technological Development Zone
Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

       Re: Eastern International Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 1, 2024
           File No. 333-281900
Dear Albert Wong:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11,
2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
General

1.     We note you filed the CEVSN Information Consulting Co. Ltd. consent as
Exhibit
       23.4. Please also supplementally provide us with a copy of the CEVSN Report. Refer to comment 9 in our letter dated April 18, 2024.
 October 8, 2024
Page 2

       Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-
551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Jeffrey Li